Exhibit 99.1
chairman’s address

For media enquiries, please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
19 September 2006	For analyst enquiries, please call Steve Ashe on:
Tel: (02) 8274 5246; Mob: 0408 164 011.
Chairman’s Address
2006 Annual Meetings
Standing here before you to report on another year, I feel as much as you do, I’m sure, an immense sense of déjà vu.
This is my third Annual Meeting as your Chairman and I’m still not able to put to you for your approval the proposed future funding arrangements for compensation of those people injured by the asbestos products of former James Hardie group companies.
I’m immensely disappointed and frustrated by this, and concerned that this continues to cause uncertainty for you, our shareholders and, importantly, for those suffering from asbestos diseases and their families.
Quite understandably, therefore, a number of you have sent questions in advance of this meeting wanting to know why it is taking so long. My answer is as simple as it is necessary: it is because we are making sure it is being done properly.
This unique and complex arrangement may have to last in excess of 40 years. It can only last as long as James Hardie continues to be a successful company.
The work that is being done now will ensure we meet both these requirements.
Slow and steady progress does not make good news copy and does cause anxiety, but progress is happening none-the-less.
Since I addressed the annual meetings last year, the NSW Government and James Hardie have signed the Final Funding Agreement formalising the key elements of the original Heads of Agreement negotiated by us with the NSW Government, the ACTU, UnionsNSW and Bernie Banton, representing asbestos diseases groups.
After considerable work and months of consultation, the Australian Taxation Office confirmed in late June that our contributions to the Special Purpose Fund will be tax deductible over the anticipated life of the funding arrangements, under the “black hole expenditure” legislation enacted in April this year.
Our lenders are well-informed about the details of the proposed arrangements, so we believe they will be able to address the essential requirement for their approval in the shortest period of time.
The Independent Expert is ready to complete his report as soon as the last condition precedent is satisfied. The Explanatory Memorandum that will provide you with the information you need to consider the proposal is almost complete, awaiting only information about the remaining issues.

The tax exempt status of the Special Purpose Fund is the only substantive issue still to be resolved. In June, the ATO declined our application to grant the Fund charitable status so that it could be exempt from tax as had been anticipated under the Heads of Agreement and the Final Funding Agreement.
The determination that we, the NSW Government, the ACTU and Bernie Banton have displayed over this issue is not a case of holding out for some additional, small-change benefit for James Hardie itself.
It goes to the key issue of the long-term viability of the fund — of how much money the fund has available to pay claimants for decades to come.
The situation as we have it is that the company will receive tax deductibility for its contributions, as it should, but the Fund itself could be taxed on those contributions and on the earnings from those contributions.
Fortunately, a huge amount of constructive work has been — and continues to be — done by ourselves, our advisers, the NSW Government and the ATO, to find a mutually acceptable way of resolving this last remaining issue and I am greatly encouraged by the progress that has been made to this end. But it is complex and it does take time — a lot of time.
In the meantime, I must stress again that anyone who has a proven claim against the two former Australian subsidiaries IS receiving compensation, from the original foundation we established in 2001. No-one has gone unpaid.
The proposal we are developing deals with future claims anticipated over the next 40 years or so, many of which may come from people who have not yet been diagnosed with an asbestos-related disease.
We understand that the original foundation, the MRCF, has sufficient funds to pay asbestos claims until early 2007. Recognising that every aspect of these negotiations has taken far longer than any of us has anticipated because it is breaking new ground, we have already begun investigating options for providing interim assistance to the MRCF to obtain funding in case the existing funding available to it is exhausted before the FFA is implemented in full.
I reiterate my own and the company’s assurance to you that, subject to your approval, we will fulfil our funding commitment and we have not wavered from this intention since we first publicly proposed it in mid-2004. The current arrangements under the Final Funding Agreement are, we believe, the best way of doing this and we will continue to work our hardest to see their fulfilment, as envisaged by all parties to the original Heads of Agreement.
Your Board and the management of James Hardie are equally committed to ensuring that the business operations of James Hardie will be able to support the arrangements for the benefit of all stakeholders.
Last year, we increased our gross profit by 29%, from US$426.4 million, to US$550.8 million.
We increased our net sales by 23%, from US$1.21 billion to US$1.49 billion.
Our Earnings Before Income Tax, excluding the asbestos provision and other asbestos related expenses and the roofing impairment charge, increased 39%, from US$224.3 million, to US$311.5 million.
These figures might satisfy many businesses, but one of the good things that distinguishes James Hardie from other businesses is its reluctance to be merely satisfied.
Recently, the Board met in the United States, and visited our plant at Reno. The skills, talents and technology we saw there go to the heart of what makes James Hardie so successful and, therefore, to why we believe that the company should be able to fund the asbestos compensation arrangements that are being proposed.

We recognise that for most people, their home is not only their largest purchase, it is the setting for their family life and a large part of their nest egg for retirement. Bearing this in mind, our US business promises that, by providing A Better Way to Build — combining innovative solutions that have real-world applications with a relentless commitment to increase the value and character of homes, we will give our customers the confidence to make their visions for their future lives possible
To enable you to better understand our own confidence in this company’s long-term future, I would like to consider some of these issues in a little more detail.
I know it is somewhat a departure for me to talk about things other than asbestos in my addresses to you at these meetings, but I think it’s important to provide an insight into what the Board sees as the fundamental strengths underpinning your company and its future financial performance, for the benefit of all its stakeholders.
First, innovative solutions that have real world applications.
We have long promoted James Hardie as a company that is committed to practical innovation and this continues to be the case. In the last year, we invested US$32 million — 2.2% of our net sales — in developing new and better processes and products, and in bringing these products to the market.
Our ColorPlus® factory-finished technology is a good example of providing A Better Way to Build. Since we introduced this technology in 2002, we have added factory-finished trim accessories, several new colours and more board profiles. ColorPlus products save customers the time and expense of sub-contracting painters to finish their siding. Not content to rest on our laurels, this year we further improved this product by fitting a laminate to all ColorPlus factory-finished siding, so it can be delivered and installed in the best possible condition.
In the last year, we also improved on some of our most successful interior lining products, incorporating Moldblock® technology to our EZGrid® underlay and Hardibacker® products.
Next month, our customers in Australia will be introduced to a new and advanced technology called Scyon™ that allows the production of superior building products. Scyon differs from previous cement-based products because it has been re-engineered with proprietary additives to form a new substrate.
James Hardie’s core competency is in cellulose reinforced cement and innovation; Scyon is a natural progression of these strengths.
This advanced concrete formulation will be used to create cladding, interior wet area flooring and trim products that offer creative and functional advantages, including enhanced resistance to damage from moisture, fire and termites, and ease of use.
Just as James Hardie’s passion for innovative solutions with real world applications led to the development of these new products for our customers, this same approach has resulted in the development of the Final Funding Agreement, setting out a unique and historic funding arrangement for those Australians who were injured by the asbestos products of former James Hardie group companies.
If — when — this agreement is finalised, we will have achieved something that has been beyond many, indeed most, companies who have had any significant association with asbestos.
Through the Final Funding Agreement, all parties to the original Heads of Agreement expect (but cannot guarantee) to meet the needs of those Australians who were injured by relevant asbestos products, and to have managed this in a way that provides the company with the best possible opportunity for continued growth and development for the long term benefit of all stakeholders.
The second part of our US business’ promise to its customers — namely a relentless commitment to increase the value and character of homes — lies behind every aspect of our product development.

In the last five years we have introduced many new textures, styles and coatings to our fibre cement siding products in North America and here in Australia, to capitalise on homeowners’ and homebuilders’ demands for a variety of cladding styles.
At the same time, research and development has allowed us to find the optimum balance between low maintenance and appearance.
Increasingly we are working with builders, designers and developers to help them create individual homes and communities that will meet the needs of homeowners. This is very exciting work, and it brings us into a realm where our competitive advantages of innovation, differentiated products and geographic spread of operations come into their own.
The last year has seen some striking examples of our involvement.
In the United States, James Hardie has provided siding for and sponsored the construction of the Katrina Cottage, which was designed to fill a giant need on the Hurricane Katrina-ravaged Gulf Coast. The cottage plan was created by New York designer Marianne Cusato, one of more than 100 planning specialists brought together in Mississippi in October 2005 by the Governor’s Commission on Recovery, Rebuilding, and Renewal. The group worked with the nation’s top designers and urban planners in a week-long Mississippi Renewal Forum that developed a comprehensive re-build solution for the area. The results were so successful, the same group was asked by the Louisiana government to apply their expertise to rebuilding New Orleans
The Katrina Cottage aims to change the definition of “emergency housing” from temporary Federal Emergency Management Agency trailer models to something that is appealing and practical enough to be permanent. With the Katrina Cottage, families can purchase or build a small home they can live in until they can construct a larger one on the same block of land. The cottage can then become a guest house or a studio, or even the first building block in a larger home plan, or family compound, or even an entire neighbourhood development.
The national media coverage generated by the Katrina Cottage has extended its possibilities beyond the Gulf Coast. The desire for small and smart design touched consumers, builders and developers across the nation. Inquiries were received from as far west as California wanting to build the cottage as a vacation home or as an affordable housing solution in a development. The response was so great that Lowes, a leading national home retail centre will be promoting and distributing Katrina Cottages to be sold in kits in their stores. The kits will include James Hardie siding for each home.
Also in the United States, James Hardie is becoming an educational resource for developers, builders and city planners, encouraging them to incorporate more New Urbanist planning principles to create better places to live. New Urbanism has received media attention around the world for its approach to ending suburban sprawl and conventional “cookie-cutter” sub-divisions.
Developers are finding that homeowners are willing to pay more for homes in neighbourhoods that feature interesting architecture, are sustainable and offer shopping, schools and community gathering places within walking distance.
By providing a more attractive design alternative to all brick and stucco “beige boxes”, James Hardie is seen as helping this movement to develop. This is a facet of your company that does not make headlines here, but it is one of which we are very proud because it is a direct result of our relentless commitment to increase the value and character of homes.
James Hardie has also begun to work more closely with Australian developers and, earlier this year, hosted a tour that took Australian development industry professionals to a number of the destinations featured in the James Hardie’s US Streetscapes magazine. The Living Benchmarks Streetscapes Tour was attended by senior representatives from Australian and New Zealand residential developers as well as a number of urban designers and planners.

Finally, we want our customers to have the confidence to make their vision possible.
We are giving them this confidence through the quality of the products we provide to them and in the way we provide them: through the quality of our sales people, our technical literature, our training programs, our business builder support programs and the warranties we offer on our products.
I mentioned the skills and talents that we saw in Reno, and these are also evident in each of the other James Hardie operations, including here in Australia. These are qualities that we are working hard to identify, retain and develop as we grow so fast.
Our CEO, Louis Gries, has introduced a significant program in the United States to ensure we continue to attract and keep the people we need to lead our current operating scale and our demanding growth targets, and I congratulate him on his strong and unwavering commitment to these goals.
Louis and his leadership team, with the support of the Board, are working to ensure we learn the lessons of the past and benefit from them. They are defining and promoting more clearly the values and core competencies that have made us successful to date and identifying the behaviours that will have a positive impact on the business, so we can achieve our mission to aggressively pursue organic growth through a differentiated position in the building products industry through increasing the value and character of homes for our customers.
They have identified a number of values that support our mission. These recognise the importance of continuously striving to be better than we were yesterday, building on organisational advantage, embracing step change and behaving with professionalism and regard toward our internal and external stakeholders, fostering a diverse environment of candid communication and ideas. Each value is supported by specific behaviours which will allow us to measure our progress.
And whilst Louis has been working on raising even further the performance of our management and staff, and attracting more such people to work and stay with us, I — and your other directors — have been working with the same zeal to create the right Board for the company’s future.
Despite not yet being able to implement my September 2004 commitment to Board renewal because of the delays in the new funding arrangements, since the signing of the Final Funding Agreement we have intensified our search for new directors, looking at people from varying disciplines and with various experiences who can add value to James Hardie in the next stage of its life.
We recognise that people with experience in both our own and, importantly other sectors have things to teach us. Directors with knowledge and experience in the United States and elsewhere of primary demand creation in high growth markets, of product and process innovation in manufacturing, of the benefits and challenges of being the first mover and creating new markets, of moving from wholesale to retail distribution and of complex and fast growing supply chains can help us and challenge our thinking.
Directors with a deep understanding of the benefits of high standards of corporate governance across various jurisdictions, of strong financial and legal expertise, of winning the war for talent and of the role of the corporation in its communities can reinforce and guide the James Hardie of the future.
In that context, it gives me great pleasure to introduce you to one of the people who we hope will join our Board, subject to the passing of the proposed resolution on the Directors’ Fee Pool, and after we have finalised the asbestos compensation funding arrangements. Brian Anderson is sitting in the front row today as our guest and we look forward to introducing him to you formally once we’ve appointed him and he stands for election at our next AGM. I’m sorry we’re not in a position to do this today.
Brian is an American who has a distinguished background in accounting and finance and who has held a number of senior executive positions with large US corporations and in the professional services sector.

He holds directorships with A. M. Castle & Co, Pulte Homes, W. W. Grainger and the not–for-profit Nemours Foundation. Before retiring from full time executive life, he spent a short period as Executive Vice President and CFO of OfficeMax, one of the largest distributors of office supplies in the US, prior to which he spent 13 years with the US healthcare company Baxter International, most recently as Senior Vice President and CFO.
Before this, Brian held several audit positions throughout a 15 year career with Deloitte, including audit partner from 1986 to 1991.
He will bring to the Board organisational and industry expertise and, importantly in the context of the planned departures of the Chairman and other members of our Audit Committee, substantial financial and accounting experience, particularly in the United States, which continues to provide us with the biggest opportunities for growth. Under the US Sarbanes Oxley law, Brian would be a designated “financial expert”.
I am very excited about the possibility of Brian joining our Board and also about several other candidates whom we expect to invite to join the Board but who could not be here today. Whilst it is disappointing that we were prevented from making these appointments prior to this meeting so they could stand for election today, I look forward to introducing them to you.
I know you understand the particular circumstances we are in of having to wait until we have signed off the Explanatory Memorandum to you on the asbestos funding proposal and received your approval of an increase in the directors’ fee pool.
Another issue facing us in the future was raised in a number of comments from holders asking whether it is still appropriate for the company to be based in The Netherlands or whether we should consider moving the company’s domicile.
We do continue to derive considerable foreign tax savings for the Group from our Netherlands domicile — so far these total US$70.1 million (A$95 million) and they are clearly significant.
However, we do incur additional administrative costs for the Amsterdam office, and additional regulatory, AGM and director travel and accommodation costs.
Significantly, as we’ve previously advised, the Government of the United States initiated and agreed with The Netherlands various changes to the US-Netherlands protocol, which came into effect on 1 January this year.
In order to be treated by the US Internal Revenue Service as being of Dutch domicile, companies have to meet more onerous requirements.
While we have taken all steps we believe are necessary to comply with these changes, they do mean that The Netherlands’ domicile looks less optimal for us and we are reviewing our situation to see if the significant foreign tax savings continue to outweigh the dollar and efficiency costs of compliance with the new protocol.
We do not believe this review will result in changes in the short term but will obviously keep you informed.

Conclusion
In closing, I thank you, our shareholders and your representatives, my fellow directors, for your support and for your commitment to James Hardie. I also thank our stakeholders for their patience and belief in our determination to fulfil our commitment to funding for compensation for those Australians injured by the products of former group companies. It has been another arduous and frustrating year for all, as well as being another very successful one for our business operations.
Most importantly it has been one which has set us more confidently on the path that leads to a strong future for our company and our stakeholders. In that regard, I would like to express the Board’s appreciation to all those who work at James Hardie: your dedication and passion are obvious in the successes we have achieved to date. I spoke earlier about the importance to people of their homes, both as places of sanctuary and of financial security. I know we have the people and the products to make a significant contribution to both the quality of these homes and to their value for our customers and the communities in which we operate.
END
Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com